

SEC[illegible] 12060320 [illegible]ISSION
[illegible], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton Wealth Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



100 High Street, Suite 2800
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen D. Martino (617) 747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler Fenton Wealth Management Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public


COLLEEN M. BRADLEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 29, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditors' Report

To the Board of Directors of Detwiler Fenton Wealth Management Inc.:

We have audited the accompanying statement of financial condition of Detwiler Fenton Wealth Management Inc. (formerly, JMC Financial Corporation) (a wholly-owned subsidiary of Detwiler Fenton Investment Management LLC) (the "Company") as of December 31, 2011, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Fenton Wealth Management Inc., as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying statement of computation of net capital under SEC Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial

statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wolf & Company, P.C.
Boston, Massachusetts
February 24, 2012

Detwiler Fenton Wealth Management Inc.

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents (Note 2)	$ 96,512
Deposit with clearing organization (Note 3)	75,000
Commissions and fees receivable	6,449
Prepaid expenses	19,240
Total assets	$ 197,201

Liabilities and Shareholder's Equity

Accounts payable and accrued liabilities	$ 3,303
Income taxes payable (Note 4)	11,887
Due to affiliate	1,361
Total liabilities	16,551
Commitments and contingencies (Notes 5 and 6)	
Shareholder's equity:	
Common stock, no par value, 10,000, shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in-capital	160,000
Retained earnings	10,650
Total shareholder's equity	180,650
Total liabilities and shareholder's equity	$ 197,201

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management Inc.

Statement of Income

Year Ended December 31, 2011

Revenues:	
Commissions and fees	$ 99,285
Total revenues	99,285
Expenses:	
Compensation and benefits	54,816
General and administrative	15,098
Occupancy, communications and systems	9,573
Execution costs	880
Total expenses	80,367
Other income (expense):	
Other income (Note 5)	13,827
Income before income taxes	32,745
Income tax expense (Note 4)	13,143
Net income	$ 19,602

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2010	$ 10,000	$ -	$ 26,170	$ 36,170
Investment from DFIM	-	160,000	-	160,000
Cash dividend paid to James Mitchell & Co.	-	-	(35,122)	(35,122)
Net income	-	-	19,602	19,602
Balance at December 31, 2011	$ 10,000	$ 160,000	$ 10,650	$ 180,650

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management Inc.

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 19,602
Adjustments to reconcile net income to net cash used in operating activities:	
Net change in:	
Deposit with clearing organization	(75,000)
Commissions and fees receivable	(151)
Prepaid expenses	(15,371)
Due to/from affiliate	6,695
Accounts payable and accrued liabilities	3,303
Income taxes payable	(4,723)
Net cash used in operating activities	(65,645)
Cash flows from financing activities:	
Investment from DFIM	160,000
Cash dividend paid to James Mitchell & Co.	(35,122)
Net cash provided by financing activities	124,878
Net increase in cash and cash equivalents	59,233
Cash and cash equivalents at beginning of year	37,279
Cash and cash equivalents at end of year	$ 96,512
Supplemental disclosure of cash flows information:	
Cash payments for income taxes	$ 1,256

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management Inc.

Notes to Financial Statements

For the Year Ended December 31, 2011

1. ORGANIZATION

Description of Business

Through December 30, 2011, Detwiler Fenton Wealth Management Inc. (formerly, JMC Financial Corporation) (the "Company") was a wholly-owned subsidiary of James Mitchell & Co. ("JMC"). JMC was a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG") also through December 30, 2011. On December 31, 2011, the Company's common stock ownership was transferred from James Mitchell & Co. to Detwiler Fenton Investment Management ("DFIM"), which is a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG").

The Company is registered with the Securities and Exchange Commission as a broker-dealer. Results for 2011 principally consisted of selling and servicing variable annuities and mutual fund investments. On December 13, 2011, the Company began introducing customer transactions on a fully disclosed basis to its clearing broker, National Financial Services LLC ("NFS"), a wholly-owned subsidiary of Fidelity Investments. Previously, such transactions were introduced to NFS by Detwiler Fenton & Co., an affiliate of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity at date of purchase of three months or less. The Company maintains cash and cash equivalent deposits which from time to time can be in excess of federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Revenue Recognition

Commission revenue from the sale of variable annuities and mutual funds is recorded on the trade date. Asset-based fees are determined based upon the average balance of assets serviced during the month.

Due to/from Affiliate

From time to time, the Company may receive or provide working capital from or to its Parent or affiliates of DFG. Such amounts are unsecured and are generally repaid to or collected from operating cash flow.

Income Taxes

Income tax liabilities are recorded through charges to the statement of income for the estimated income taxes payable for the current period. The Company participates in the filing of the consolidated federal income tax return of DFG and records current federal income tax expense using a 34% income tax rate.

Deferred income tax assets, if any, are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

Tax positions taken by the Company are required to be evaluated to determine whether they are "more-likely-than-not" to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. There are no provisions for uncertain tax positions as of December 31, 2011. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to December 31, 2008.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule") which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the basic method permitted by the Rule, which requires minimum net capital to be $5,000 at December 31, 2011. The Company's net capital was $154,955 or $149,955 in excess of its minimum net capital requirement at December 31, 2011. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

The Company is a fully disclosed broker-dealer with NFS. At December 31, 2011, the minimum net capital requirement under the terms of the agreement with NFS is $150,000. Also under the terms of that agreement, the Company maintains a clearing deposit of $75,000 with NFS at December 31, 2011.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. INCOME TAX EXPENSE

Income tax expense for the year ended December 31, 2011 follows:

Current:	
Federal	$ 11,887
State	1,256
	$ 13,143

Actual income tax expense differs from the amount ''expected'' using the statutory federal tax rate for the year ended December 31, 2011 as follows:

Expected income tax expense using statutory federal income tax rate of 34%	$ 11,133
Effects of:	
State income taxes, net of federal tax benefit	829
Other	1,181
Total income tax (expense) effective rate of 40%	$ 13,143

5. RELATED PARTY TRANSACTIONS

Detwiler Fenton Wealth Management Inc. receives substantially all of its executive, administrative, supervisory and support services from individuals who are employed and compensated by its Parent. Additionally, its Parent provides certain equipment, telephone, office space and other resources on behalf of the Company. Such expenses incurred by the Parent on behalf of the Company are allocated to the Company by its Parent in accordance with its Expense Sharing Agreement. The Company incurred $36,074 of expenses under the terms of the Expense Sharing Agreement for the year ended December 31, 2011. These expenses are presented under their functional classification in the statement of income.

In connection with the transfer of common stock ownership of the Company (Note 1), James Mitchell & Co. forgave $13,827 due from the Company as of the date of the stock transfer. The forgiveness of this related party payable is recorded as other income of $13,827 in the statement of income for the year ended December 31, 2011.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

6. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Detwiler Fenton Wealth Management Inc.

Statement of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Net Capital	
Total shareholder's equity	$ 180,650
Less non-allowable assets:	
Commissions and fees receivable	(6,449)
Prepaid expenses	(19,240)
Total non-allowable assets	(25,689)
Net capital before haircuts or securities positions	154,961
Less haircuts on securities positions	(6)
Net Capital	154,955
Minimum net capital requirement	(5,000)
Excess Net Capital	$ 149,955
Schedule of Aggregate Indebtedness:	
Aggregate indebtedness	$ 16,551
Percentage of aggregate indebtedness to net capital	10.68%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2011.



Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

To the Board of Directors of Detwiler Fenton Wealth Management Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Detwiler Fenton Wealth Management Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Detwiler Fenton Wealth Management Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.
Boston, Massachusetts
February 24, 2012



Detwiler Fenton Wealth Management Inc.

(Formerly JMC Financial Corporation)
(A wholly-owned subsidiary of Detwiler Fenton Investment Management LLC)

(SEC File Number 8-33312)

Financial Statements and Supplementary Information
Year Ended December 31, 2011

Detwiler Fenton Wealth Management Inc.

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